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Filed by:	First Community Bancorp pursuant to Rule 425 under the Securities Act of 1933
Subject Company:	W.H.E.C., Inc. (Commission File No. 00-30747, the file number for First Community Bancorp due to the fact that W.H.E.C., Inc. is a private company)

THE FOLLOWING IS THE TEXT OF JOINT PRESS RELEASE ISSUED BY FIRST COMMUNITY BANCORP AND CAPITAL BANK OF NORTH COUNTY

PRESS RELEASE
First Community Bancorp	Capital Bank of North County
(NASDAQ: FCBP)
Contact: Matthew P. Wagner	Robert H. Sporrer
President and	Chairman of the Board
Chief Executive Officer	2602 El Camino Real
606 Broadway	Carlsbad, California 92008
Santa Monica, California 90401	760-434-4517
Phone: 310-458-1521 x271

FOR IMMEDIATE RELEASE	November 13, 2001

FIRST COMMUNITY BANCORP ANNOUNCES SIGNING OF DEFINITIVE AGREEMENT TO ACQUIRE CAPITAL BANK OF NORTH COUNTY

    Rancho Santa Fe, California, November 13, 2001—First Community Bancorp (Nasdaq: FCBP) ("First Community") today announced the signing of a definitive merger agreement (the "Agreement") to acquire all of the outstanding common stock of W.H.E.C., Inc. ("WHEC"), the holding company of Capital Bank of North County ("Capital Bank").

    The Agreement provides that First Community will issue 1.08 million shares of its common stock in exchange for all of the outstanding common shares and options of WHEC. Based upon yesterday's closing price of $19.51 per share for First Community, the total purchase price would be approximately $21.1 million. The transaction represents approximately 2.16 times WHEC's book value at September 30, 2001 and 13.9 times annualized 2001 earnings. The merger is subject to standard conditions, including the approval of the shareholders of WHEC and bank regulatory agencies. The transaction is expected to close in the second quarter of 2002, at which time Capital Bank, WHEC's sole subsidiary, will be merged into Rancho Santa Fe National Bank, a wholly-owned subsidiary of First Community.

    First Community Chairman of the Board John Eggemeyer III commented, "We are excited about the opportunity to continue expansion in the North County portion of San Diego. The acquisition of Capital Bank strengthens our presence in this market by adding four branches in Carlsbad, Vista and Encinitas, California. The combination of First Community and Capital Bank marks another significant step in our company's overall strategic plan to transform First Community into Southern California's premier community banking franchise."

    First Community President and Chief Executive Officer Matt Wagner added, "We are very pleased to announce this union between First Community and Capital Bank. San Diego's North County is First Community's fastest growing market and this is a great opportunity to further our commitment to providing new and existing customers financial products with the best value."

    Capital Bank Chairman Robert Sporrer added, "Combining with First Community will enable us to offer Capital Bank's customers access to several new banking and investment products. Furthermore, in taking First Community's stock in the transaction, Capital Bank's shareholders are receiving shares in a company that we believe will be significantly more valuable in the years to come."

    On October 8, 2001, the Company completed the acquisition of all of the outstanding common and preferred stock of First Charter Bank, N.A. and its subsequent merger into First Professional Bank, N.A., a wholly-owned subsidiary of First Community. Approximately 661,600 shares were issued in the transaction, which is being accounted for using purchase accounting.

    The Company also has a pending merger based upon an agreement to acquire all of the outstanding common stock of Pacific Western National Bank. Pacific Western is a $259 million-asset community bank with branches in Downey, West Covina, Whittier, Pico Rivera and Brea. The agreement with Pacific Western provides that the holders of the outstanding common shares and options to purchase common shares of Pacific Western will be paid $37.15 per share in cash. The merger has been approved by the shareholders of Pacific Western and is awaiting approval by the bank regulatory agencies. Upon receipt of the necessary approvals and satisfaction or waiver of other conditions, the transaction is expected to close in the first quarter of 2002 and will be accounted for as a purchase. Upon completion of this acquisition, Pacific Western will be merged with First Professional Bank and First Community Bank of the Desert, which are both wholly-owned subsidiaries of First Community. The resulting bank will operate as Pacific Western Bank N.A. and will be headquartered in Santa Monica, California.

    After completing the pending acquisitions and the ensuing combination of bank charters, First Community will have two wholly-owned banking subsidiaries, Rancho Santa Fe National Bank with eight branches in San Diego County, and Pacific Western Bank with sixteen branches in Los Angeles, Orange, Riverside and San Bernardino Counties. Total assets of the organization are estimated to be approximately $1.1 billion on a pro forma basis.

Forward-Looking Statements

    This press release includes forward-looking statements that involve inherent risks and uncertainties. First Community Bancorp, Pacific Western National Bank and Capital Bank of North County caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include economic conditions and competition in the geographic and business areas in which First Community Bancorp, Pacific Western National Bank and Capital Bank of North County operate, inflation, deflation, fluctuations in interest rates, legislation and governmental regulation and the progress of integrating the operations of First Community Bancorp, Rancho Santa Fe National Bank, First Community Bank of the Desert, First Professional Bank, N. A., First Charter Bank, N. A., Pacific Western National Bank and Capital Bank of North County.

Registration Statement

    Investors and security holders are urged to read the registration statement regarding the business combination transaction referred to in this press release, when it becomes available, because it will contain important information. The registration statement will be filed with the Securities and Exchange Commission by First Community Bancorp. Investors and security holders may obtain a free copy of the registration statement (when it is available) and other documents filed by First Community Bancorp with the Commission at the Commission's website at www.sec.gov. The registration statement may also be obtained for free from First Community Bancorp by directing a request to: First Community Bancorp, 2310 Camino Vida Roble, Suite B, Carlsbad, CA 92009-1504, Attention: Robert Laddaga. Telephone: 760-476-5401.

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FIRST COMMUNITY BANCORP ANNOUNCES SIGNING OF DEFINITIVE AGREEMENT TO ACQUIRE CAPITAL BANK OF NORTH COUNTY